Money Market Fund  Footnote 4




4 Proxy Results

A Special Meeting of the Shareholders of the Munder Money Market Fund was held on December 11 2002 The purpose of the meeting was to seek approval or disapproval from the shareholders of the Munder Money Market Fund of an Agreement and Plan of Reorganization providing for the acquisition of all its assets and the assumption of all of its liabilities by the Munder Cash Investment Fund in exchange for shares of the Munder Cash Investment Fund and the subsequent liquidation of the Munder Money Market Fund
The Agreement and Plan of Reorganization was approved by shareholders The results of the proxy vote were 38559433 votes For 737470 votes Against and 1005829 Abstentions